U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

April 24, 2024

Re:	United Maritime Corporation
Post-Effective Amendment No. 2 to Form F-1 on Form F-3
Filed April 1, 2024
File No. 333-266099

Ladies and Gentlemen:

This letter sets forth the response of United Maritime Corporation (the “Company”) to the comment letter dated April 15, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-266099), filed on April 1, 2024 (“Amendment No. 2”).

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in Amendment No. 2. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3

General

1.	If you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

The Company advises the Staff that it is relying on General Instruction I.B.4 for Form F-3 eligibility.  General Instruction I.B.4(c) of Form F-3 provides that a registrant may use Form F-3 to register offerings of securities to be offered upon the exercise of outstanding transferable warrants issued by the issuer of the securities to be offered.  Pursuant to Amendment No. 2, the Company is offering up to 6,962,770 of its common shares issuable upon the exercise of Class A Warrants.  These Class A Warrants were previously issued by the Company, are presently outstanding and are transferable in accordance with their terms.  Accordingly, the Company believes that it complies with General Instruction I.B.4(c) and is therefore eligible to use Form F-3 pursuant to General Instruction I.B.4.

2.	Please revise to incorporate the Form 20-F filed on April 2, 2024. In addition, please file a new auditor's consent.

In response to the Staff’s comment, the Company advises the Staff that, to the extent it files a further post-effective amendment to the Registration Statement, it will revise in accordance with the Staff’s comment.  However, the Company advises the Staff that it does not presently intend to file another post-effective amendment to the Registration Statement prior to the effectiveness of Amendment No. 2.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP